Exhibit 17.1

James R. Montague

5915 Pine Forest

Houston, Texas 77057

September 13, 2012

Mr. Edward B. Clouse, II

Chairman of the Board

PVR GP, LLC

Five Radnor Corporate Center

Suite 500

Radnor, PA 19087

Dear Ed,

After considerable thought, I have decided to resign from the Board of Directors of PVR GP, LLC effective September 14, 2012, and pursue other interests. Hopefully I will be able to utilize some of the skills you all have taught me a little closer to home. I will cherish my long relationship with the Board and wish all of you the best as you continue to move the partnership forward.

Sincerely,

/s/ James R. Montague

James R. Montague

Cc: William H. Shea, Jr.